United States securities and exchange commission logo





                              May 7, 2020

       Tanmay Kumar
       Chief Financial Officer
       Trebia Acquisition Corp.
       41 Madison Avenue, Suite 2020
       New York, NY 10010

                                                        Re: Trebia Acquisition
Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 6,
2020
                                                            CIK No. 0001805833

       Dear Mr. Kumar:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 6, 2020

       Principal Shareholders, page 138

   1. We note disclosure here and throughout your prospectus that Cannae is not an affiliate of you or your sponsors;
however, you expect that an affiliate of Cannae will have a limited partnership interest in
Trasimene Trebia, L.P. and therefore an indirect beneficial
                                                        ownership interest in
the company through Trasimene's founder shares and private
                                                        placement warrants.
Please elaborate on the current and expected relationships among
                                                        Cannae, its affiliate
and Trasimene Trebia, L.P., including an analysis of Cannae's interest in these founder's
shares and warrants through its affiliate, and what "portion" of your founder's shares and
warrants owned by Trasimene Trebia L.P. may be beneficially
                                                        owned by Cannae or
Cannae's affiliate.
 Tanmay Kumar
Trebia Acquisition Corp.
May 7, 2020
Page 2

       You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,
FirstName LastNameTanmay Kumar
                                                        Division of Corporation
Finance
Comapany NameTrebia Acquisition Corp.
                                                        Office of Real Estate &
Construction
May 7, 2020 Page 2
cc:       Heather Emmel
FirstName LastName